March 13, 2009

VIA U.S. MAIL
Betsy Anne Seel
Senior Counsel and Assistant Secretary
John Hancock Trust
601 Congress Street
Boston, MA 02210

Re: John Hancock Trust
        Post-effective amendment on Form N-1A
        File Nos. 2-94157 and 811-4146

Dear Ms. Seel:

        The staff has reviewed the above-referenced post-effective amendment which the Commission received on February 20, 2009. Based on our review, we have the following comments on the filing:

1. General

    Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. See *Shareholder Choice Regarding Proxy Materials*, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also, *Internet Availability of Proxy Materials*, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

2. Fund Annual Expenses and Expense Examples, pages 2-4

    Please be advised that we will need time to review the updated information prior to the filing's effective date.

3. Small Cap Opportunities Trust, pages 5-7

    a. Please explain/specify what you mean by: "financial models", "relative price strength", "trend analysis," and "price target." (page 5)

b. Your definition of Market Capitalization Weighting does not make sense - "[m]arket capitalization weighting means each security is generally purchased based on the issuer's relative market capitalization." Please revise. (page 6)

c. Please clarify what you mean when you state that "DFA may consider such factors as free float, momentum, trading strategies, liquidity management and other factors determined to be appropriate by DFA given market conditions."

d. Please disclose that the portfolio has a high turnover rate and the effects of such.

4. Core Equity Trust, pages 13-14

a. The disclosure on page 14 from "Proven track record" to "The fund may also invest up to 20% of total assets in foreign securities and fixed income securities" is identical to disclosure on pages 13-14. Please revise.

b, Please disclose here, as you do in the SAI (page 23), that the fund is non-diversified, and the risks of non-diversification.

5. U.S. Large Cap Trust, pages 15-16

a. With respect to your second sentence on page 15 stating that "Global research has extensive experience in managing U.S. equities," please clarify who Global Research is.

b. When you refer to "benchmark characteristics" in the last sentence of the first paragraph, please disclose the benchmark to which you are referring.

6. Income & Value Trust, pages 17-18

For clarity, after "Investment Objective," please remove the phrase "To seek the balanced accomplishment of." (Just list conservation of principal and long-term growth of capital and income as objectives.)

7. Mortgage- and Asset-Backed Securities risk, pages 23-24

Please include in this section the disclosure concerning CMOs and subprime mortgages that you include on page 11 of the SAI.

8. Management of JHT, pages 26-27

a. Rather than referring the reader to Appendix A, please disclose the Adviser's fee schedule in this section. See Item 5(a)(1)(ii) of Form N-1A.

b. Please consider whether it is necessary to include the paragraph concerning the manager-of-managers order twice (both on page 26 and page 27).

9. Subadvisory Arrangements and Management Biographies Capital Guardian Trust Company (CGTC), pages 27-28

    Please provide more specific disclosure concerning each CGTC subadviser's business experience for the past 5 years (as you have for the other subadvisers).

10. Back Cover Page, page 43

    The web address provided - www.johnhancockannuities.com - reroutes the user to www.jhannuities.com. Please revise or advise.

11. SAI - High Yield (High Risk) Domestic Corporate Debt Securities, page 15

    Please disclose that high yield debt securities may be referred to as "junk bonds."

12. SAI - The Advisory Agreement, page 58

    Please define the term Adviser in this section.

13. Subadvisory Agreements, pages 59-60

    a. Please separately discuss each subadvisory agreement. It is unclear why you have lumped them together as one.

    b. Please disclose the subadvisory fee rate under each subadvisory agreement. See Item 14(a)(3) of Form N-1A.

    c. Please provide a cross-reference to Appendix III where you provide information concerning Other Accounts Managed by the subadvisers listed in response to Item 5(a)(2).

14. SAI Appendix III - Description of Any Material Conflicts, pages 90, 94, 95-96, 98-99, 100-101

    Please revise the conflicts of interest discussions to address concrete conflicts of interest affecting the named portfolio managers of each fund. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release IC-26533.

15. SAI Appendix III - Compensation, pages 90, 94, 101, 103

    The disclosure concerning compensation is too vague. Please review the requirements on Item 15(b) of Form N-1A and revise accordingly.

16. <u>SAI - Dimensional Fund Advisors - Small Cap Opportunities Fund</u>, pages 97-98

Please provide compensation information specific to Mr. Clark. <u>See</u> Item 15(b) of Form N-1A.

17. <u>T. Rowe Price Associates, Inc. - Potential Conflicts of Interest</u>, pages 103-104

In light of your disclosure that you are not aware of any material conflicts of interest, it is confusing that you have included the paragraph beginning "[p]ortfolio managers at T. Rowe Price typically manage multiple accounts..." Please advise or revise.

18. <u>Tandy Representation</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * ** ** * * * * * * * * * * * * *

In response to these comments, please reply in a letter filed as EDGAR correspondence. If no changes will be made in response to any comment or portion of a comment, please state the basis for your position.

If you have any questions about these matters raised here, you may reach me at (202) 551-6751 to discuss them. Mail should be directed to the Securities & Exchange

Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products